NAVTEQ Corporation
222 Merchandise Mart, Suite 900
Chicago, Illinois 60654

January 30, 2007

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Attention:                                         Barbara C. Jacobs
Assistant Director, Division of Corporation Finance

Re:                                NAVTEQ Corporation
Registration Statement on Form S-4
Commission File No. 333-139536

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, NAVTEQ Corporation (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-4, Commission File No. 333-139536 (as amended, the “Registration Statement”) be accelerated so that the Registration Statement will become effective at 4 p.m. on Thursday, February 1, 2007, or as soon thereafter as practicable.

In connection with this acceleration request, the Company acknowledges that:

•                  should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                  the Company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions regarding this request or the Registration Statement to Thomas L. Hanley at (202) 220-1513 or Irene Barberena (202) 220-1267.

Very truly yours,

NAVTEQ Corporation

By:	/s/ Lawrence M. Kaplan
Lawrence M. Kaplan
Senior Vice President and General Counsel